Davidson & Shear, LLC
A Professional Limited Liability Company                                                                                                                     Roger V Davidson
1327 Lark Ct.                                          Ronald H Shear(retired)
Boulder, CO 80303
Direct: 303-449-3397
r.davidson@dandslegal.com                                                                                                                     Fax: 303-415- 2500
www.DandSlegal.com

January 9, 2012

United States Securities and Exchange Commission
Washington, DC 20549 – 3628
Division of Corporate Finance
Attn:           Adam F. Turk, Esq., Special Counsel

Re: Two Rivers Water Company
Registration Statement on Form S – 1/A
Filed December 16, 2011
 File Number 333 – 176932

Dear Mr. Turk:

We have reviewed your comment letter dated January 4, 2012 and as of this date we have filed amendment number two to the above-referenced registration statement. This letter shall act as our response to the above referenced comment letter. The numbers of our response coincide with the paragraph numbers of your October 14, 2011 comment letter.

Cover Page of the Prospectus

1.
Please see the revisions on the Cover Page per the first sentence of the comment.  Additionally, please note that the reference to the language in the second sentence of this comment has been removed. Thank you for alerting us to this error.

MD&A, page 15

2.	Please note we have reinserted the Results of Operations discussion on page 15 et Seq. for the years ended December 31, 2009 and 2010 per this comment.

Our Plan of Distribution, page 40

3.	Please be advised that we have added the requested information and reference to the exemption from registration by our officers and directors per this comment.

Exhibits.

4.	Please note that we have submitted an interactive data file pursuant to this reissued comment.

Upon receipt of this correspondence, if you would contact me to give me the right e-mail address of the appropriate staff member who will be reviewing this amendment No. 2, I will forward a redline version of amendment No. 1 as a courtesy to assist in the review process.

At this time, we believe we have fully responded to the staff’s comments. If you have any questions regarding the responses or any further comments, please do not hesitate to contact the undersigned as we are anxious to seek acceleration and file the Definitive Prospectus at the earliest practicable date. My direct line is 303-449-3397 and my cell phone is 720-841-3015. Thank you for your cooperation in all respects.

Very sincerely,

/s/ Roger V. Davidson
Roger V Davidson, Esq.

Cc: Two Rivers Water Company